Surasak Dudsdeemaytha
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 818/2005

December 21, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
DEC 28 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2005
WASH. D.C.
192

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 2745
www.kasikornbank.com

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 2745
www.kasikornbank.com

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷1号，
邮政编码 10140
电话：(66) 2222 0000 传真：(66) 2470 2745
www.kasikornbank.com

Summary Statement of Assets and Liabilities 1/

As at November 30, 2005

Assets	Baht	Liabilities	Baht
Cash	13,161,641,109.00	Deposits	692,755,686,723.75
Interbank and money market items	70,728,349,218.67	Interbank and money market items	23,940,542,153.58
Securities purchased under resale agreements	11,700,000,000.00	Liabilities payable on demand	7,339,012,109.33
Investments in securities, net	108,647,124,806.79	Securities sold under repurchase agreements	0.00
(with obligations 16,038,023,273.27 Baht)		Borrowings	20,199,471,469.14
Credit advances (net of allowance for doubtful accounts)	586,367,751,251.29	Bank's liabilities under acceptances	780,326,262.52
Accrued interest receivables	1,349,983,512.56	Other liabilities	19,026,639,791.63
Properties foreclosed	12,930,461,587.76	Total liabilities	764,040,678,510.15
Customers' liabilities under acceptances	780,326,262.52		
Premises and equipment, net	20,745,573,693.45	**Shareholders' equity**	
Other assets	14,553,006,690.76	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,732,930,670.00
		Reserves and net profit after appropriation	38,575,380,885.85
		Other reserves and profit and loss account	14,616,222,266.80
		Total shareholders' equity	76,924,539,822.65
Total Assets	840,965,218,332.80	Total Liabilities and Shareholders' Equity	840,965,218,332.80
Customers' liabilities under unmatured bills	4,982,805,074.11	Bank's liabilities under unmatured bills	4,982,805,074.11
Total	845,948,023,406.91	Total	845,948,023,406.91

	Baht
Non-Performing Loans as at September 30, 2005 (Quarterly)	47,970,233,053.30
(7.61 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at September 30, 2005 (Quarterly)	22,393,922,351.39
Actual allowace for doubtful accounts	29,614,353,090.16
Loans to related parties	6,307,062,061.69
Loans to related asset management companies	9,490,000,000.00
Loans to related parties due to debt restructuring	4,136,011,393.26
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	94,429,662,847.70
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	1,758,040,733.62
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	724,149,450.73
Letters of credit	14,466,287,509.43

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant